Exhibit 4.25

Certain confidential information has been omitted from this document, as indicated by the notation “[*]”. The omitted information is the subject of a confidential treatment request separately filed with the Securities and Exchange Commission.

execution version

Stock Purchase Agreement and Other Covenants

by and among

Vivendi S.A.

Societe d’Investissements et de Gestion 72 S.A.

and

Societe d’Investissements et de Gestion 108 SAS

as Sellers,

Telefônica Brasil S.A.

as Purchaser,

and

GVT Participações S.A.

and

Telefónica, S.A.

and

Global Village Telecom S.A.

________________________________

dated September 18, 2014
_______________________________

Stock Purchase Agreement And Other Covenants

This Stock Purchase Agreement and Other Covenants (“Agreement”) is made and entered into on September 19, 2014 (“Effective Date”), by and among:

(a)   VIVENDI S.A., a company organized, incorporated and existing under the laws of France, with headquarters in the City of Paris, at 42 avenue de Friedland, 75008, registered under identification number 343 134 763 RCS, duly represented by its undersigned legal representatives (“Vivendi”);

(b)   SOCIETE D’INVESTISSEMENTS ET DE GESTION 72 S.A., a company organized, incorporated and existing under the laws of France, with headquarters in the City of Paris, at 59 bis avenue Hoche, 75008, enrolled with the Federal Taxpayers’ Registry (CNMJ/MF) under No. 11.828.893/0001-84, duly represented by its undersigned legal representatives  (“FrHolding72”)

(c)   SOCIETE D’INVESTISSEMENTS ET DE GESTION 108 SAS, a company organized, incorporated and existing under the laws of France, with headquarters in the City of Paris, at 59 bis avenue Hoche, 75008, enrolled with the Federal Taxpayers’ Registry (CNMJ/MF) under No. 11.279.352/0001-44, duly represented by its undersigned legal representatives (“FrHolding108” and jointly with FrHolding72 herein referred as “Sellers”).

Vivendi, FrHolding72 and FrHolding108 jointly herein referred as “Vivendi Parties”

(d)   TELEFÔNICA BRASIL S.A., a company organized, incorporated and existing under the laws of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Av. Engenheiro Luiz Carlos Berrini, 1376, Cidade Monções, 04571-936, enrolled with the Federal Taxpayers’ Registry (CNMJ/MF) 02.558.157/0001-62, duly represented by its undersigned legal representatives ("Vivo” or “Purchaser”);

(e)   TELEFÓNICA, S.A., a company organized, incorporated and existing under the laws of Spain, with headquarters in the City of Madrid, at Gran Via, 28, 28013, with tax identification number A-28015865, duly represented by its undersigned legal representatives (“Telefónica”);

Vivo and Telefónica jointly herein referred as “Telefónica Parties”

and, as intervening parties,

(f)   GVT PARTICIPAÇÕES S.A., a company organized, incorporated and existing under the laws of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima 4.300, 9th floor, enrolled with the Federal Taxpayers’ Registry (CNMJ/MF) under No. 10.242.813/0001-41, duly represented by its undersigned legal representatives   (“Company”);

(g)   GLOBAL VILLAGE TELECOM S.A., a company organized, incorporated and existing under the laws of Brazil, with headquarters in the City of Maringá, State of Paraná, at rua João Paulino Vieira Filho, 752, enrolled with the Federal Taxpayers’ Registry (CNMJ/MF) under 03.420.926/0001-24, duly represented by its undersigned legal representatives (“Operating Company”);

Sellers and Purchaser are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

Recitals

Whereas, on the date hereof, the total capital stock of the Company amounts to R$ 7.671.726.003,00 (seven billion, six hundred and seventy-one million, seven hundred and twenty six thousand and three Reais) and is divided into 7,671,726,003 (seven billion, six hundred and seventy-one million, seven hundred and twenty six thousand and three) issued and outstanding shares;

Whereas, on the date hereof, FrHolding108 and FrHolding72 hold, jointly, 7,671,726,003 (seven billion, six hundred and seventy-one million, seven hundred and twenty six thousand and three) shares representing 100%, on a fully diluted basis, of the total and voting capital stock of the Company, in accordance with the following proportion: (i) FrHolding108 holds 7,671,726,002 (seven billion, six hundred and seventy-one million, seven hundred and twenty six thousand and two) shares representing 99.99% of the total and voting capital stock of the Company (“FrHolding108 Shares”); and (ii) FrHolding72 holds 1 (one) share representing 0.01% of the total and voting capital stock of the Company (“FrHolding72 Share”);

Whereas, the Company holds 1.918.604.783 (one billion, nine hundred and eighteen million, six hundred and four, seven hundred and eighty-three) shares representing 99.96%, on a fully diluted basis, of the total and voting capital stock of the Operating Company, and, up to Closing, the Company shall continue to hold 99.96% of the shares of the Operating Company;

Whereas, FrHolding72 holds 675,571 (six hundred and seventy five thousand, five hundred and seventy one) shares representing 0.04%, on a fully diluted basis, of the total and voting capital stock of the Operating Company (“FrHolding72 Operating Company Shares”), and, up to the Closing, FrHolding72 shall continue to hold 0.04% of the shares of the Operating Company;

Whereas, Vivendi is the ultimate Controlling shareholder of FrHolding 72 and FrHolding108;

Whereas, Purchaser and Sellers mutually desire that Purchaser acquires the FrHolding72 Share, the FrHolding72 Operating Company Shares, and the FrHolding108 Shares from Sellers and such shares shall at Closing continue to represent 100% of the total and voting capital stock of the Company and, indirectly, of the Operating Company, both on a fully diluted basis (the “Shares”) pursuant to the terms and conditions set forth in this Agreement;

Whereas Sellers have obtained the corporate authorizations to the execution of this Agreement;

Whereas the Board of Directors of the Purchaser has authorized the execution of this Agreement;

Whereas the Board of Directors of Telefónica has authorized the execution of this Agreement; and

Whereas Purchaser, directly and/or by means of its representatives or consultants, has conducted a due diligence investigation based on the documents and information provided by the Company for purposes of appraisal of the Company and the Operating Company (“Due Diligence”).

Now, therefore, in consideration of the foregoing and the mutual representations, warranties, covenants, agreements and conditions set forth herein, the Parties agree as follows:

Article 1
Definitions and Rules of Construction

1.1    Definitions.  As used herein, the terms specified below shall have the following meanings, unless otherwise required by the context or established in this Agreement:

“Acquisition”  has the meaning set forth in Article 2.1.1.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreement”  has the meaning set forth in the Preamble.

“Ágio” has the meaning set forth in the definition of Cash.

“ANATEL” means the Agência Nacional de Telecomunicações.

“Applicable Law”, means any Judgment, Federal, state or local constitution, statute or other law, ordinance or rule in Brazil, Italy, Spain, or France, as applicable.

“Arbitral Tribunal”  has the meaning set forth in Article 11.2.

“Banks”  has the meaning set forth in Article 6.5.

“Brazilian Antitrust Authorities” means the Conselho Administrativo de Defesa Econômica, the Secretaria de Direito Econômico and/or the Secretaria de Acompanhamento Econômico, or its succeeding Governmental Authorities.

“Brazilian Arbitration Law”  has the meaning set forth in Article 11.1.

“Brazilian Civil Procedure Code” has the meaning set forth in Article 10.6.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the cities of São Paulo, Brazil, Paris, France, Milan, Italy, and Madrid, Spain.

“Cash” means cash and cash equivalents under the same criteria as reported by the Company under IFRS of the Company’s Financial Statements as of December 31, 2013 and June 30, 2014. In the case of current accounts with financial institutions, bank deposit certificates, and similar assets, there shall only be considered as cash and cash equivalents those with the following counterparties: Banco Itaú-Unibanco, Caixa Econômica Federal, Banco do Brasil, Banco Bradesco, Banco Santander, HSBC, Banco Votorantim, BNP, Credit Suisse, Deutsche Bank, JP Morgan, Bank of America, Banco Nacional do Nordeste do Brasil – BNB, Citibank, BTG Pactual, Mizuho Bank and, for current accounts and similar assets limited to the amount of R$9.400.000,00 (nine million four hundred thousand reais), Banco Regional de Brasilia-BRB. For the avoidance of doubt, judicial deposits related to goodwill (“Ágio”) will not be considered Cash, and will be subject to the provisions of Article 6.6. Exhibit 1 contains a calculation of the Company’s Cash as of June 30, 2014.

“Cash Consideration”  has the meaning set forth in Article  2.1(i).

“Chamber”  has the meaning set forth in Article  11.1.

“Claim” means any law suit, complaint, arbitration, mediation, claim, action, collection, notice, summons, or other type of action or proceeding, whether judicial, arbitral or administrative, formally filed or initiated, originated by an obligation or liability that could result in a Loss.

“Closing”  has the meaning set forth in Article  5.1.

“Closing Balance Sheet”  has the meaning set forth in Article 2.2.2.

“Closing Date”  has the meaning set forth in Article  5.1.1.

“Closing Statement”  has the meaning set forth in Article  2.2.2.

“Company Subsidiary” means a Person directly or indirectly Controlled by the Company on the date hereof, including the Operating Company and the companies Controlled by the Operating Company.

“Company”  has the meaning set forth in the Preamble.

“Consents” means any consent, authorization and approval of a Governmental Authority or any other Person necessary to authorize, approve or permit the Parties hereto to consummate the Transactions.

“Control” means, in relation to a Person, (a) the direct or indirect ownership of more than 50% (fifty percent) of the total voting securities of such Person; or (b) the direct or indirect possession of the power to direct or cause the direction of the senior management and to establish and conduct the policies of such Person, whether through the ownership of voting securities, by contract or otherwise. Terms derived from Control, such as “Controlled”, “Controlling” and “under common Control”, shall have a similar meaning to Control.

“Debt” means, as of the relevant date, the financial debt under the same criteria as reported by the Company under IFRS in the Company’s financial statements as of December 31, 2013 and June 30, 2014 to which shall be added, without duplication the following liabilities: (i) to the extent not otherwise included in this definition, net obligations of such Person under any foreign exchange contract, currency swap agreement or other similar agreement and any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or agreement as to which such Person is a party or a beneficiary (the amount or any such obligations to be equal at any time to the termination value of such agreement or agreement giving rise to such obligation that would be payable by such Person at such time); (ii) any other payables to shareholders including, but not limited to, intercompany loans, interest over capital (juros sob capital) and dividends declared but not paid; (iii) any payable amounts, including obligations with suppliers or vendors not included in the Working Capital definition, and all recourse factoring or recourse discounting of receivables and similar arrangements; and (iv) any fees or expenses payable by the Company or the Company Subsidiaries in relation to the Transactions contemplated in this Agreement, including liabilities payable to its employees. For the avoidance of doubt, the expenses, Transaction Bonuses and fees of the nature mentioned in Article 10.8(b) up to the amount established in Article 10.8.1 shall not be considered Debt for the purposes of calculation of the Purchase Price adjustment and of the Price Protection Value dealt with in Article 2.2.

“Direct Claim”  has the meaning set forth in Article  8.4.

“Dividend Related Debt” has the meaning set forth in Article 4.6.2.

“Due Diligence” has the meaning set forth in the Preamble.

“Effective Date”  has the meaning set forth in the Preamble.

“Estimated Closing Cash” has the meaning set forth in Article  2.2.1.

“Estimated Closing Debt” has the meaning set forth in Article  2.2.1.

“Estimated Closing Statement” has the meaning set forth in Article  2.2.1.

“Estimated Closing Working Capital” has the meaning set forth in Article  2.2.1.

“Estimated Closing Working Capital Adjustment” has the meaning set forth in Exhibit 3.

“Estimated Vivendi Leakage Amount” has the meaning set forth in Article 2.2.1.

“Filing”  has the meaning set forth in Article  7.1.3.

“FrHolding108”  has the meaning set forth in the Preamble.

“FrHolding108 Shares”  has the meaning set forth in the Preamble.

“FrHolding72”  has the meaning set forth in the Preamble.

“FrHolding72 Operating Company Shares”  has the meaning set forth in the Preamble.

“FrHolding72 Share”  has the meaning set forth in the Preamble.

“Governmental Authority” means any nation or government, foreign or domestic, any state, municipal or other political subdivision thereof, and any agency or other entity exercising executive, legislative, judicial, regulatory or administrative functions of government, including Tax Authorities, ANATEL, Brazilian Antitrust Authorities and any other Federal, State or Municipal public agency or governmental authority, having jurisdiction over the Company, the Operating Company, the Vivendi Parties and the Telefónica Parties.

“IFRS” means the International Financial Reporting Standards.

“Indemnified Party” means any Person entitled to receive indemnification under Article 8.

“Indemnifying Party”  means any Party obliged to pay any indemnification under Article 8.

“Initial Indemnification Notice”  has the meaning set forth in Article  8.4.

“Intercompany Loans”  has the meaning set forth in Article  4.6.

“IPCA” means the Brazilian Expanded Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo - IPCA), as disclosed by the Instituto Brasileiro de Geografia e Estatística – IBGE.

“Judgment” means any material order, decree, award, ruling, decision or settlement entered, issued, made or rendered by any Governmental Authority.

“Lien” means any lien, pledge, security interest, charge, claim, mortgage, chattel mortgage (alienação fiduciária), deed of trust, warrant, purchase right, lease, options, priority rights, preemptive rights, rights of first refusal, purchase preference rights, commitments, rights of conversion, rights to exchange, transfer restrictions of any nature, or other agreements or commitments, of any nature, providing for the purchase, issuance, or sale of securities, voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to any rights attributable to securities, or any other encumbrance whatsoever.

“Lock-up Period” has the meaning set forth in Article 6.5.

“Loss Benefit” means, in connection with a Loss: (a) the amount of tax savings that the Indemnified Party benefits from in any manner and effectively uses as a result of the relevant Loss, plus (b) any insurance proceeds actually paid to the Indemnified Party with respect to such Loss, plus (c) any indemnity, contribution or other similar payment actually made to the relevant Indemnified Party by a Third Party with respect to the respective Loss, less (d) reasonable costs and expenses incurred in obtaining the amounts and benefits described in items (a) to (c) above

“Losses” means any direct losses, payments, damages, costs (including the costs associated with providing court guarantees and/or bonds), expenses, disbursements, liabilities, responsibilities, expenses of any nature (including, without limitation, interest, penalties, reasonable attorney’s and auditor’s fees and expenses);

“Merger of Shares”  has the meaning set forth in Article  2.1(ii).

“Notice for Clarification”  has the meaning set forth in Article  2.2.3.

“Notice of Controversy”  has the meaning set forth in Article  2.2.5.

“Objection Notice”  has the meaning set forth in Article  8.4.

“Offer Exchange Rate” shall mean the product of (i) the average purchase and sale exchange rate PTAX-800 (USD/BRL) published by the Brazilian Central Bank on its webpage, for August 27, 2014, and (ii) the ECB (USD/EUR) published by the European Central Bank for August 27, 2014.

“Operating Company”  has the meaning set forth in the Preamble.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that (i) is consistent with the past practices of such Person and is taken in the ordinary course of the normal operations of the business of such Person, as conducted during the last 24 (twenty-four) months; or (ii) is in compliance with the provisions of the organizational documents of such Person, Applicable Law and applicable Judgments.

“Other Bid”  has the meaning set forth in Article  4.4.

“Parties”  has the meaning set forth in the Preamble.

“Party”  has the meaning set forth in the Preamble.

“Period for Clarifications”  has the meaning set forth in Article  2.2.5.

“Person” means any individual (and/or a member of his family, as the case maybe) firm, corporation, consortium, condominium, limited liability company, sociedade em conta de participação, joint venture, Governmental Authority or other type of legal entity.

“Price Protection Value”  has the meaning set forth in Article  2.2.4.2.

“Proceeding” means any suit, action, proceeding, arbitration, audit, hearing, or investigation (in each case, whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Purchase Price” has the meaning set forth in Article 2.1.

“Purchaser”  has the meaning set forth in the Preamble.

“Purchaser Indemnitees” has the meaning set forth in Section 8.1.

“RDE-IED”  has the meaning set forth in Article 2.1(i).

“Reference Date” means the last day of the month immediately preceding the Closing Date.

“Related Person” of any specified Person shall have the meaning set forth in the Deliberation No. 560 of December 11, 2008 issued by the CVM, and shall also include, to the extent not duplicative: (i) any Affiliate of such Person, (ii) any officer, director, shareholder, employee or administrator of such Person or an Affiliate of such Person, (iii) any spouse, ex-spouse, ascendant, descendant or collateral relative up to second degree of such Person, an Affiliate of such Person or any such officer, director, shareholder, employee or administrator of such Person or an Affiliate of such Person, and (iv) any Affiliate of any of the foregoing.

“Representative” means, with respect to any Person, any director, officer, partner, manager, member, stockholder, Affiliate, employee, agent or other representative of such Person.

“Restricted Persons” has the meaning set forth in Article 6.5.

“Rules”  has the meaning set forth in Article 11.1.

“Securities Subject to the Lock-up” has the meaning set forth in Article 6.5(i).

“Sellers”  has the meaning set forth in the Preamble.

“Sellers Acquisition Cost”  has the meaning set forth in Articles 2.1.2.

“Sellers Dividends” has the meaning set forth in Article 4.6.2.

“Sellers Indemnitees” has the meaning set forth in Article 8.2.

“Shares”  has the meaning set forth in the Preamble.

“Specialized Firm”  has the meaning set forth in Article  2.2.6.

“Stock Consideration”  has the meaning set forth in Article 2.1(ii).

“Tax Authority” means any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

“Taxable Capital Gain” has the meaning set forth in Article 2.1.2.

“Taxes” means all Federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, premium, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative minimum, occupation, recapture and other taxes, and including all interest, penalties and additions imposed with respect to such amounts, and all amounts payable pursuant to any agreement or arrangement with respect to Taxes.

“Telefónica”  has the meaning set forth in the Preamble.

“Telefónica Parties”  has the meaning set forth in the Preamble.

“Third Party Claim” has the meaning set forth in Article 8.3(a).

“TI Shares” means 1,110 million (one billion one hundred and ten million) common shares, indirectly held by Telefónica, currently representing 8.3% of the voting share capital of Telecom Italia S.p.A., a corporation incorporated and registered in Italy, with tax identification number 00488410010, with headquarters in the City of Milan, Italy, at Piazza degli Affari, 2.

“Transfer” has the meaning set forth in Article 6.5(i).

“Transactions”  has the meaning set forth in Article 2.1.1.

“Transactions’ Bonuses” has the meaning set forth in Article 4.1.2(b).

“Vivendi”  has the meaning set forth in the Preamble.

“Vivendi Leakage” has the meaning set forth in Article 4.1.3.

“Vivendi Leakage Amount” has the meaning set forth in Article 4.1.3.

“Vivendi Parties”  has the meaning set forth in the Preamble.

“Vivo”  has the meaning set forth in the Preamble.

“Vivo Capital Increase”  has the meaning set forth in Article 2.1(ii).

“Working Capital” means the sum of items (i) and (ii) below, less the sum of items (iii) to (iv), where:

(i)	Accounts Receivable: is the fair value of accounts receivable net of the provisions for doubtful debtors;
(ii)	Other Working Capital Assets: is the sum of items (a) to (e), where:
a.	is the fair value of inventories net of provisions for obsolete stock;
b.	is the current and long term taxes recoverable (as included in June 30, 2014 Financial statements as “Impostos a recuperar”);
c.	is the current and long term financial instruments (as included in June 30, 2014 Financial statements as “Instrumentos Financeiros”);
d.	is the prepaid expenses
e.	is items classified as “others” under assets (including advances to suppliers and payroll advances, excluding judicial deposits related to goodwill amortization of the Operating Company);
(iii)	Accounts Payable: are account payable to suppliers, interconnection payable in the short term and long term (DETRAF), service providers and rents to pay, among others);
(iv)	Other Working Capital Liabilities: is the sum of the items (a) to (d), where:
a.	is labor obligations and provisions derived from the Ordinary Course Of Business of the Company;
b.	is tax obligations and provisions derived from the Ordinary Course Of Business of the Company;
c.	is advances from customers;
d.	is items classified as “others” under current liabilities (including certain accounts payable, such as electricity, sewer, water and telephone services)

For the avoidance of any doubt, (i) the definition is applicable except if the respective items constitute part of the Debt or Cash, and (ii) the expenses, Transaction Bonuses and fees of the nature mentioned in Article 10.8(b) up to the amount established in Article 10.8.1 shall not be considered in Working Capital for the purposes of calculation of the Purchase Price adjustment and of the Price Protection Value dealt with in Article 2.2. Exhibit 2 presents the calculation of the Working Capital ratios in the Closing Statement.

1.2        Rules of Construction.

1.2.1    All article, section, exhibit and schedule references used in this Agreement are to articles or sections of, exhibits and schedules to this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

1.2.2     The term “includes” or “including” shall mean “including without limitation.”  The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. The singular shall include the plural and vice versa.

1.2.3     Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next Business Day.

1.2.4     Reference to a given agreement, instrument, document or Applicable Law is a reference to that agreement, instrument, document or Applicable Law as modified, amended, supplemented and restated through the date as of which such reference is made and, as to any Applicable Law, any successor Applicable Law.

1.2.5     The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Article 2
Purchase and Sale of Shares, Purchase Price and Purchase Price Adjustment

2.1        Purchase and Sale of the Shares.  On the terms and subject to the conditions hereof, at the Closing Date, Sellers shall sell, transfer and deliver to Purchaser, free and clear of any Liens, and Purchaser shall purchase from Sellers, the Shares for an aggregate purchase price (the “Purchase Price”) comprised by a cash consideration and a stock consideration as follows:

(i)
EUR 4,663,000,000.00 (four billion, six hundred and sixty three million Euros) (the “Cash Consideration”) shall be paid, as adjusted pursuant to the provisions of Article 2.2.1 below, on the Closing Date by Purchaser to the Sellers, by means of electronic transfer of immediately available funds, in the proportion indicated in Exhibit 2.1 and to the bank accounts of the Sellers in France, to be informed by the Sellers in writing to the Purchaser at least 5 (five) Business Days prior to Closing.  The remittance of the Cash Consideration, adjusted pursuant to Article 2.2.1 below, shall be made by Purchaser based on the statement of the Sellers’ Electronic Registry System of Direct Foreign Investment of the Central Bank of Brazil (Registro Declaratório Eletrônico de Investimentos Externos Diretos – “RDE-IED”). For such purposes, before the Closing Date the Sellers shall provide Purchaser with the updated RDE-IED registries in accordance with the Applicable Law and regulations of the National Monetary Council and the Central Bank of Brazil and shall cooperate with the Purchaser and furnish, and cause the Company to furnish,  to Purchaser the access codes and all information (including financial information) reasonably required for the Purchaser to prepare the registration forms at the electronic Central Bank System as to allow such remittance. All payments in cash due by the Purchaser to Sellers shall be made exclusively under the existing RDE-IED registries of Sellers and shall observe the applicable Brazilian foreign exchange laws and regulations then in force. The Cash Consideration includes the total purchase price to be paid in consideration for the acquisition by the Purchaser (or other Person designated by it) of the FrHolding72 Share and the FrHolding 72 Operating Company Shares; and

(ii)
A stock consideration consisting of shares representing in the aggregate 12% of the total Purchaser share capital, on a fully diluted basis, after the capital increase of the Purchaser to fund the Cash Consideration (“Vivo Capital Increase”), and after the merger of shares of the Company into Vivo (“Merger of Shares”), that shall be delivered to FrHolding108 (the “Stock Consideration”). The Stock Consideration shall consist of common shares and preferred shares in the same proportion of the existing structure of common and preferred shares prior to the implementation of the Vivo Capital Increase and the Merger of Shares.

2.1.1           The purchase and sale of the Shares is referred to herein as the “Acquisition”.  The Acquisition and the other transactions contemplated by this Agreement are referred to herein as the “Transactions”.

2.1.2           On the Closing Date, Sellers shall send Purchaser the calculation of the capital gain earned by the Sellers in Brazil as a result of the Transactions (the “Taxable Capital Gain”), indicating the amount to be withheld by the Purchaser with respect to the Brazilian Imposto de Renda na Fonte Sobre Ganho de Capital on the Taxable Capital Gain. The Taxable Capital Gain shall be calculated based on the positive difference existing between the Purchase Price, including both the Cash Consideration, as adjusted pursuant to Article 2.2.1 below, and the Stock Consideration, and the acquisition cost paid by Sellers for the acquisition of the Shares, which the Sellers represent is, as of the date hereof, EUR 2.984.526.584,00 (two billion, nine hundred and eighty-four million, five hundred and twenty-six thousand, five hundred and eighty-four Euros) as per the documentation attached in Exhibit 2.1.2 (“Sellers Acquisition Cost”). For the purposes of the collection of the Brazilian Imposto de Renda na Fonte Sobre Ganho de Capital, the amount of the Taxable Capital Gain calculated in Euros shall be converted into Brazilian currency at the higher of the following foreign exchange rates: (a) the  exchange rate for selling released by the Central Bank of Brazil (SISBACEN, PTAX800 - Option 5)  as of the second Business Day prior to the Closing Date; and (b) the exchange rate for selling contracted for the remittance of the Cash Consideration as adjusted pursuant to Section 2.2 below, on the Closing Date. The Purchaser shall make such withholding and provide Sellers with copies of the Documentos de Arrecadação de Receitas Federais – DARF, with proof of payment, on the Closing Date. Purchaser shall not be entitled to withhold from the Purchase Price payable pursuant hereto to Sellers any amounts other than the amounts agreed between Purchaser and Sellers pursuant to this provision. Sellers shall be fully responsible and shall hold Purchaser harmless from any Losses arising from the Sellers Acquisition Cost and the Brazilian Imposto de Renda na Fonte Sobre Ganho de Capital. For the purposes of this Article 2.1.2, until 4 (four) Business Days before the Closing Date, the Sellers shall provide Purchaser with all information necessary for the calculation of the Taxable Capital Gain and Purchaser and the Sellers shall mutually agree on the final criterion for the calculation of the Taxable Capital Gain pursuant to this provision.

2.1.3     In case the Closing does not occur within 270 (two hundred and seventy) calendar days from the Effective Date, the Cash Consideration will be subject to interest at the rate of 3 months EURIBOR plus 10 basis points per annum as from such date until the Closing Date, calculated pro rata die. For these purposes, EURIBOR shall be the interest rate published on the Reuters EURIBOR01 page, or any page, that may replace it in the future, at approximately 11:00 a.m. -Central European Time two days prior to the date that is 270 (two hundred and seventy) calendar days from the Effective Date.

2.2       Purchase Price Adjustment.

2.2.1    Estimated Closing Statement. At least 4 (four) Business Days before the Closing Date, the Sellers shall prepare and deliver to Telefónica Parties a statement setting forth its good faith estimate of (A) Working Capital of the Company as of the Reference Date (the “Estimated Closing Working Capital”), (B) Cash of the Company as of the Reference Date (the “Estimated Closing Cash”), (C) Debt of the Company as of the Reference Date (the “Estimated Closing Debt”), (D) the Estimated Closing Working Capital Adjustment (as defined in Exhibit 3) as of the Reference Date, and (E) the Vivendi Leakage Amount between the Reference Date and the Closing Date estimated by the Sellers (the “Estimated Vivendi Leakage Amount”), which statement shall quantify in reasonable detail the estimates of the items constituting the Estimated Closing Working Capital, the Estimated Closing Cash, the Estimated Closing Debt, the Estimated Closing Working Capital Adjustment and the Estimated Vivendi Leakage Amount, in each case calculated in accordance with this Agreement (the “Estimated Closing Statement”) prepared applying the same methods and principles of the Company’s financial statements of June 30, 2014 and of December 31, 2013, a certificate of the Chief Financial Officer and the external auditor of the Company to the effect that the Estimated Closing Statement was prepared in accordance with the above-mentioned accounting principles and practices adopted by the Company and provided they do not conflict with the IFRS. The Estimated Closing Statement shall be expressed in Euros applying the Offer Exchange Rate (except in the case of the items comprised within the definition of Cash and Debt denominated in Euros, which shall be considered for their respective amounts in Euros). On the Closing Date, Purchaser shall pay to the Sellers in accordance with Article 2.1(i) the Cash Consideration minus the Estimated Closing Working Capital Adjustment as defined in Exhibit 3, plus the Estimated Closing Cash, less the Estimated Closing Debt, minus the Estimated Vivendi Leakage Amount.

2.2.2    As soon as possible, but within 105 (one hundred and five) days after the Closing Date, Purchaser shall cause the Company to prepare and deliver to the Sellers financial statements of the Company with base date on the Reference Date in accordance with the accounting principles and practices adopted by the Company’s financial statements of June 30, 2014 and of December 31, 2013, provided they do not conflict with IFRS (the “Closing Balance Sheet”). Together with the Closing Balance Sheet, Purchaser shall present to the Sellers (i) a statement indicating the Debt, the Working Capital, the Cash of the Company and the Working Capital Adjustment (as defined in Exhibit 3) on the Reference Date, to be prepared based on the same principles and rules, (ii) the Purchaser’s calculation of the Vivendi Leakage Amount between the the Reference Date and the Closing Date ((i) and (ii) shall be referred to as the “Closing Statement”).

2.2.3    The Sellers may request clarifications and raise questions or doubts to the Purchaser regarding the Closing Statement and the Closing Balance Sheet up to 45 (forty five) days after receiving the Closing Statement (the “Notice for Clarification”). Purchaser shall cooperate with Sellers, providing the Sellers with access to the Company, the Company Subsidiaries, their employees and documents, during business hours, so that the Sellers can verify the information used to prepare the Closing Statement. If the referred term of 45 (forty five) days expires without the Sellers presenting a Notice for Clarification, the Closing Statement and the Closing Balance Sheet shall be deemed to be final and binding for the Parties.

2.2.4     (A)   If the Closing Working Capital Adjustment pursuant to the Closing Statement exceeds the Estimated Closing Working Capital Adjustment, the Sellers shall pay to Purchaser an amount equal to such excess. If the Estimated Closing Working Capital Adjustment exceeds the Closing Working Capital Adjustment pursuant to the Closing Statement, Purchaser shall pay to the Sellers an amount equal to such excess;

(B)   If the Debt of the Company pursuant to the Closing Statement exceeds the Estimated Closing Debt, Sellers shall pay to the Purchaser an amount equal to such excess; If the Estimated Closing Debt of the Company exceeds the Debt pursuant to the Closing Statement, Purchaser shall pay to the Sellers an amount equal to such excess;

(C)   If the Cash of the Company pursuant to the Closing Statement exceeds the Estimated Closing Cash, Purchaser shall pay to the Sellers an amount equal to such excess; If the Estimated Closing Cash of the Company exceeds the Cash pursuant to the Closing Statement, the Sellers shall pay to Purchaser an amount equal to such excess;

(D)   If the Vivendi Leakage Amount pursuant to the Closing Statement exceeds the Estimated Vivendi Leakage Amount, the Sellers shall pay to Purchaser an amount equal to such excess; If the Estimated Vivendi Leakage Amount exceeds the Vivendi Leakage Amount pursuant to the Closing Statement, Purchaser shall pay to the Sellers an amount equal to such excess.

2.2.4.1.  For the purposes of the calculation of the amounts payable in accordance with paragraphs (A) to (D) above, any amount expressed in R$ shall be converted into EUR in accordance with the Offer Exchange Rate (except in the case of the items comprised within the definition of Cash and Debt denominated in Euros, which shall be considered for their respective amounts in Euros ). All payments made to or by the Sellers pursuant to this Article 2.2.4 shall be made in the proportion of 99.96% to FrHolding108 and 0.04% to FrHolding72 and shall be made no later than five (5) Business Days after the amount of Closing Working Capital Adjustment, Debt, Cash and the Vivendi Leakage Amount as of the Closing Date become final and binding, either for the Sellers not presenting a Notice for Clarification or as a consequence of the decision of the Specialized Firm pursuant to the provisions of sections 2.2.6 to 2.2.9 below.

2.2.4.2.  Any amounts to be paid in accordance with the paragraphs (A) to (D) above shall be referred to as the “Price Protection Value”).

2.2.5.     Should the Sellers disagree with the Debt, the Working Capital, the Cash and/or the Vivendi Leakage Amount reported in the Closing Statement, the Sellers shall, within 30 (thirty) days counted from sending the Notice for Clarification to the Purchaser, notify Purchaser of the amount of the Debt, the Working Capital or, the Cash applicable to the Reference Date and/or the Vivendi Leakage Amount at the Closing Date they believe is correct (the “Notice of Controversy”). In this case, the Parties shall, within 15 (fifteen) days after the receipt of the Notice of Controversy (the “Period for Clarifications”), meet to try in good faith to reach a settlement about the amount of the Debt, the Working Capital, the Cash applicable to the Reference Date and/or the Vivendi Leakage Amount at the Closing Date.

2.2.6     If the Parties are unable to reach a consensus about the amount of the Debt and/or the Working Capital and/or the Cash applicable to the Reference Date and/or the Vivendi Leakage Amount at the Closing Date during the Period for Clarifications, the definitive Price Protection Value shall be determined exclusively by a first tier auditing firm, as long as there is no conflict of interest with either of the Parties and such firm (the “Specialized Firm”). The Purchaser and the Sellers shall retain the Specialized Firm within 30 (thirty) days after the end of the Period for Clarifications and shall orient the Specialized Firm (i) to analyze the disputed items of the Closing Balance Sheet and/or the Closing Statement, as indicated by the Sellers in the Notice for Clarification; and (ii) to determine the Price Protection Value within 60 (sixty) days counted from its engagement, in accordance with the accounting principles and practices adopted by the Company until the Reference Date (and, with respect to the Vivendi Leakage Amount, until the Closing Date), provided they do not conflict with IFRS, and (iii) within this same period, to present the Price Protection Value simultaneously to the Company, the Purchaser and the Sellers. In case the Parties do not agree on which Specialized Firm to retain within the 30 (thirty)  day-period mentioned above, the Parties shall request the president of IBRACON – Instituto dos Auditores Independentes do Brasil to appoint the Specialized Firm.

2.2.7     If the Specialized Firm concludes that the amounts in the disputed items of the Closing Balance Sheet and the Closing Statement, in the aggregate, are nearer to those reported in the Closing Statement than to the amount reported by Sellers in the Notice of Controversy, then, the costs for engaging the Specialized Firm shall be borne fully and exclusively by the Sellers. Likewise, if the amounts of the disputed items of the Closing Balance Sheet and the Closing Statement ascertained by the Specialized Firm, in the aggregate, are nearer to those reported by the Sellers in the Notice of Controversy, the costs of engaging the Specialized Firm shall be borne fully and exclusively by the Purchaser. The Parties and the Company shall cooperate with the Specialized Firm, by supplying all the information and documents that are reasonably requested by it.

2.2.8    At least 10 (ten) Business Days prior to the issuance of its final report, the Specialized Firm shall issue a preliminary report to be sent to each of the Parties simultaneously. The Parties shall have 5 (five) Business Days to send their comments to the Specialized Firm, that then shall issue the final report with the Price Protection Value within 5 (five) Business Days after receipt of the Parties’ comments to the preliminary report, provided that such comments so delivered by the Parties shall not be binding to the Specialized Firm.

2.2.9     The Price Protection Value determined by the Specialized Firm, except in case of fraud or manifest error, shall be definitive and binding on the Parties, constituting an exact, certain and enforceable obligation.

2.3       Cash, Debt and Working Capital Estimates. In addition, for information purposes only, within 15 (fifteen) days after the issuance of the ANATEL and the Brazilian Antitrust Authorities’ Consents, Sellers shall cause the Company to send to Purchaser a good faith forecast of the Cash, Debt and Working Capital for the last day of each of the 6 (six) months following the issuance of such Consents.

Article 3
Conditions to Closing

3.1        Conditions to Obligation of the Parties. Each Party’s obligation to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a)       No Injunction. No preliminary or permanent injunction or other Order, decree or ruling issued by a Governmental Authority, nor any Applicable Law promulgated or enacted by any Governmental Authority, shall be in effect that would prohibit, restrain or enjoin the consummation of the Closing; and

(b)       Regulatory Approvals. ANATEL and the Brazilian Antitrust Authorities shall have issued their Consent regarding the Transactions and such Consents shall be in full force and effect.

3.2       Conditions to Obligation of Purchaser.  The obligation of Purchaser to consummate the Acquisition is subject to the satisfaction (or waiver by Purchaser) on or before the Closing Date of the following conditions:

(a)       Regulatory Approvals. Any remedies or conditions imposed within the Consents issued by ANATEL and the Brazilian Antitrust Authorities shall be in terms and conditions reasonably satisfactory to Purchaser.

(b)       Fundamental Representations and Warranties. The representations and warranties of the Sellers contained in Articles 7.1.5 and 7.2.4 shall continue to be in force and effect in all material respects at the Closing Date.

3.3        Conditions to Obligation of Sellers.  The obligation of Sellers to consummate the Acquisition is subject to the satisfaction (or waiver by the Sellers) on or before the Closing Date of the following conditions:

(a)        TI Shares. All conditions for the consummation of the transactions dealt with in Section 5.2.3 below shall have been met.

3.4          Shareholders Obligations.

(a)          Telefónica undertakes, unconditionally and irrevocably, to take all necessary measures  to:

(i)   exercise the voting rights it currently owns and any other voting rights it may acquire in the future to approve or cause the Transactions to be approved, including the Vivo Capital Increase and the Merger of Shares;

(ii)   guarantee that Purchaser complies with all its obligations under this Agreement, including the delivery of the Stock Consideration and the payment of the Cash Consideration, as adjusted pursuant to Article 2.2.1, to the Sellers;

(iii)   ensure that the Vivo Capital Increase takes place, is fully subscribed for and paid in; and

(iv)   carry out the exchanges of shares pursuant to Article 5.2.3.

(b)          The Vivendi Parties undertake, unconditionally and irrevocably, to:

(i)    exercise the voting rights they currently own and any other voting rights it may acquire in the future as to approve or cause the Transactions to be approved, including the Merger of Shares, the declaration of the Sellers Dividends, the contracting of the Dividend Related Debt and the payment of the Sellers Dividends to the Seller prior to the Closing Date; and

(ii)    carry out the exchanges of shares pursuant to Article 5.2.3.

Articles 4
Pre Closing Covenants

4.1           Covenants Relating to Conduct of Business. Except if otherwise required by Applicable Law, or if otherwise agreed in writing by Purchaser, from the date hereof to the Closing Date, the Sellers shall cause the businesses of the Company and the Company Subsidiaries to be conducted in the Ordinary Course of Business, and in the form consistent with past practices. In particular the Company will manage its and the Company Subsidiaries’ businesses with the intention of maintaining (i) the level and quality of customer service, (ii) the practice of cash collection, (iii) the practice of making payments when due and only when due, (iv) the practice of treasury management and cash surplus investment, (v) the standards and principles for customer acquisition, (vi) billing procedures and credit granted to customers and (vii) purchasing of supplies, and capital expenditure as well as repairs and maintenance, all as in the Ordinary Course of Business and consistent with past practice and prudent budgetary policy.

4.1.1    In furtherance and not in limitation of the covenants contained in Article 4.1, the Sellers commit to procure that Capex investment hereof and until December 31, 2014 shall be managed in line with the Company’s 2014 forecast of R$2.00 Billion (two billion Reais), provided that a 10% variation shall be permitted. The Sellers also commit to procure that Capex investment for the period following January 1, 2015, shall be managed in line with the Company’s 2015 forecast of [*], provided that a 10% variation shall be permitted. In addition, the Sellers will not contract or commit to additional operational lease obligations that, together with the existing operational leases, would cause the total cumulative operating lease obligations to exceed (a) [*] in 2014; and (b) [*] in 2015, calculated in accordance with the criteria reported in the Company’s June 30, 2014 financial statements.

4.1.2    Negative Covenants. Except as required by Applicable Law, from the date hereof until the Closing Date, the Sellers shall not, and shall cause the Company and the Company Subsidiaries not to, incur in any of the following actions:

(a)       enter into or amend any transaction with a Related Person, other than transactions between the Company and the Company Subsidiaries and/or the distribution and payment of the Sellers Dividends, and the repayment by the Company to a certain Affiliate of the Sellers of the mútuo identified in Exhibit 1 as “22142356 MUT. INTER. VIV SA” as per Section 4.6.1 below;

(b)       enter into or amend any agreement or understanding relating to or governing the compensation of, or payments to executives, officers and employees of the Company or of the Company Subsidiaries, including payment of bonuses, except in the Ordinary Course of Business and/or the bonuses to be paid to officers and directors of the Company in connection with the Transactions, in either case as previously informed to the Sellers (“Transactions’ Bonuses”);

(c)       except in the Ordinary Course of Business, accelerate, sell or otherwise transfer any accounts receivable; and

(d)       make any change to the accounting policies of the Company or the Company Subsidiaries, except when such changes are required by Applicable Laws or regulatory agencies.

* Certain confidential information has been omitted from this document, as indicated by the notation “[*]”. The omitted information has been filed on a confidential basis with the Securities and Exchange Commission pursuant to a request for confidential treatment.

4.1.3.   Additional Negative Covenants between the Reference Date and the Closing Date.  In addition and without prejudice to the obligations of Section 4.1.2 above, from the Reference Date until the Closing Date, the Sellers shall not and shall cause the Company and the Company Subsidiaries not to incur in any of the following actions (each such action if incurred between the Reference Date and the Closing Date being defined as a “Vivendi Leakage”):

(a)        any dividend distribution (including any pre-paid dividend) or other distribution in kind or in cash in any form whatsoever (except with respect to payments under distributions declared prior to the Reference Date, to the extent already considered in the Purchase Price adjustment under Article 2.2;

(b)        any payment (including by compensation or capitalization) in respect of any redemption of securities or repayment of shareholders' current account (except with respect to payments pertaining to obligations originated prior to the Reference Date, to the extent already considered in the Purchase Price adjustment under Article 2.2);

(c)        any payment for the supply of goods or provision of services to the Sellers or any of the Sellers’ Affiliates, whatever their nature, it being understood that any payment due in the Ordinary Course of Business in respect of the agreement between the Operating Company and Universal Music International Ltda., dated as of October 10, 2010 and amended on February 20, 2013 shall be made after the Closing Date;

(d)        more generally, any other Transfer of value, in any form whatsoever, by the Company or any Company Subsidiary to the Sellers or any of the Sellers’ Affiliates (other than a Company Subsidiary);

(e)        any reduction, waiver or forgiveness of amounts owed to the Company or any Company Subsidiary by the Sellers or any of the Sellers’ Affiliates;

(f)        any payment by the Company or any Company Subsidiary to the Sellers or any of the Sellers’ Affiliates of management, advisory, monitoring or other shareholder or director's fees, charges or bonuses or payments of a similar nature;

(g)        any change to the terms of any borrowing between the Company or any Company Subsidiary and the Sellers or any of the Sellers’ Affiliates;

(h)        any creation, repayment, increase or waiver of indebtedness of any kind (including all accrued interest thereon) due or owing to (or for the benefit of) the Sellers or any of the Sellers’ Affiliates by (or on behalf of) the Company or any Company Subsidiary;

(i)        any sale, Transfer or other disposal (whether in whole or in part) or waiver of any assets, rights or other benefits or value of the Company or any Company Subsidiary to the Seller or any Seller Affiliate;

(j)        any creation of any Encumbrance over any of the assets of the Company or any Company Subsidiary in favor of (or for the benefit of) the Seller or any Seller Affiliate;

(k)        any assumption of liabilities or granting of indemnities by the Company or any Company Subsidiary in favor of (or for the benefit of) the Seller or any Seller Affiliate;

(l)        any payment by on or behalf of the Company or any Company Subsidiary of costs or expenses relating to the sale of the Shares or the Company and the other transactions contemplated by this Agreement (including any professional adviser’s fees and any transaction or sale bonuses or other payments payable as a result of or in connection with the transactions contemplated by this Agreement);

(m)        any payment of management incentives or of transaction bonus by the Company or any Company Subsidiary as an incentive to complete, or triggered by, the transactions contemplated by this Agreement;

(n)        any Tax payable by the Company or any Company Subsidiary (including social security charges, irrecoverable value added tax or payroll and other withholding taxes) as a consequence of any of the matters described in sub-Clauses (a) to (m) (inclusive).

Any amounts paid or incurred by the Company or any Company Subsidiary between the Reference Date and the Closing Date pursuant to the actions referred to in (a) to (n) shall be jointly referred to as the “Vivendi Leakage Amount”.

4.2        Consents. The Purchaser shall be fully responsible for the filings at ANATEL and the Brazilian Antitrust Authorities required in connection with the respective Consents. In furtherance and not in limitation of the covenants contained in Article 4.1:

(i)        the Sellers shall furnish, and cause their respective Affiliates to furnish all information concerning the Sellers and their Affiliates reasonably required for the Purchaser to prepare and file with the Governmental Authorities, no later than 30 (thirty) calendar days following the date hereof, all applications, notices, petitions and other documentation necessary or advisable to obtain the Consents as soon as reasonably practicable, including the Consent by ANATEL and the Brazilian Antitrust Authorities, in connection with the Transactions or with respect to compliance with telecommunication rules;

(ii)       Purchaser shall keep the Sellers fully and promptly informed, including by providing the Sellers with a copy of any communication received by such Party from, or given by such Party to, any Governmental Authority regarding the Transactions; and

(iii)       To the extent reasonably practicable, Purchaser shall permit the Sellers to review in advance any communication to be given by it to, and consult with the Sellers in advance of any meeting or conference with, any Governmental Authority in connection with the Transactions, and to the extent permitted by such Governmental Authority, Purchaser shall give the Sellers the opportunity to attend and participate in such meetings and conferences.

4.3       In furtherance and not in limitation of the covenants contained in Articles 4.1 and 4.2, if any objections are asserted with respect to the Transactions under any Applicable Laws or by any Governmental Authorities or if any Proceeding is instituted or threatened, challenging the Transactions arguing that they breach any Applicable Laws, (i) the Purchaser and the Sellers shall use their best efforts to resolve any such objections or Proceedings so as to permit the consummation of the Transactions by the Closing Date, and (ii) the Purchaser and the Sellers shall take any reasonable action which they are capable of taking to the extent necessary or required to consummate the Closing, in the event that the Consent of ANATEL and/or the Brazilian Antitrust Authorities are(is) granted with any condition and/or imposes any obligation on the Purchaser and/or the Sellers.

4.4       Other Bids.  The Vivendi Parties, the Company and the Company Subsidiaries shall, effective upon the execution hereof, terminate any discussions or negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, any Other Bid, and shall promptly after the execution hereof request each Person that has executed a confidentiality agreement in connection with its consideration of acquiring the Company or any Company Subsidiary or substantially all the business or assets of the Company or any Company Subsidiary to return or destroy all confidential information furnished to such Person by or on behalf of the Company or any Company Subsidiary. None of Sellers shall, nor shall any Seller authorize or permit the Company, any Company Subsidiary or any of their Representatives to, (i) solicit, initiate or encourage any Other Bid, (ii) enter into any contract with respect to any Other Bid, or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Other Bid.  Each Vivendi Party and the Company shall promptly inform Purchaser orally and in writing of any Other Bid that is submitted in writing and the identity of the Person making any such Other Bid.  “Other Bid” means any proposal for a merger, sale of securities, sale of substantial assets or similar transaction involving the Company or any Company Subsidiary, other than the Transactions and the acquisition of inventory in the Ordinary Course of Business.

4.5        Non Solicitation.

4.5.1    The Vivendi Parties undertake to procure that from the date hereof and until 18 (eighteen) months after the Closing Date have elapsed, none of the senior managers (diretores não estatutários), officers (diretores estatutários), and their respective direct reports, or directors (membros do conselho de administração) of the Company or the Company Subsidiaries is solicited by any of the Vivendi Parties or any of its Affiliates without prior written consent of the Purchaser, except (i) for those Persons that are already employees of a Vivendi Party or any of its Affiliates at the Effective Date, or (ii) in case of response to advertising for general solicitation of employment not specifically directed towards the Purchaser. Notwithstanding the above, exclusively in connection with the Chief Executive Officer of the Company, Mr. Amos Genish, the non-solicitation period applicable to the Vivendi Parties as mentioned above shall extend from the date hereof and until 3 (three) months after the Closing Date.

4.5.2    The Telefónica Parties undertake to procure that from the date hereof and until 18 (eighteen) months after the termination of this Agreement pursuant to Article 9 below, have elapsed, none of the employees of the Company or the Company Subsidiaries is solicited by any of the Telefónica Parties or any of their Affiliates without prior written consent of the Sellers, except in case of response to advertising for general solicitation of employment not specifically directed towards the Company.

4.6        Related Persons Loans; Dividends. Purchaser acknowledges and agrees that as of June 30, 2014, the Operating Company owes EUR 1,110,228,047 (one billion, one hundred and ten million, two hundred and twenty eight thousand and forty seven Euros) to a certain Affiliate of the Sellers pursuant to Exhibit 4.6 (“Intercompany Loans”). At Closing, Purchaser will cause the Operating Company, as the case may be, to repay the amounts then outstanding on the Intercompany Loans to the respective creditor. For the avoidance of doubt, the amount outstanding under the Intercompany Loans at the Closing Date shall be considered Debt of the Company for the purposes of the Purchase Price adjustment dealt with under Article 2.2.

4.6.1.   Notwithstanding anything to the contrary in this Agreement, Purchaser acknowledges and agrees that at any time prior to the Closing Date the Sellers will cause the Company to repay to a certain Affiliate of the Sellers the amount of the mútuo identified in Exhibit 1 as “22142356 MUT. INTER. VIV SA”.

4.6.2.   Sellers Dividends; Dividend Related Debt.  Notwithstanding anything to the contrary in this Agreement, Purchaser acknowledges and agrees that the Sellers may cause the Company and/or the Company Subsidiaries, as the case may be, to: (i) prior to the Reference Date, declare dividends to the benefit of the Sellers in an amount determined by the Sellers (the “Sellers Dividends”), and (ii) pay such Sellers Dividends to the Sellers in cash, prior to the Closing Date.

Purchaser further agrees that the Company and/or the Company Subsidiaries, as the case may be, may, prior to the Reference Date, borrow funds for the purposes of paying the amount of the Sellers Dividends prior to the Closing Date (the “Dividend Related Debt”).  For the avoidance of doubt, (i) the amount outstanding under any Dividend Related Debt at the Closing Date shall be considered Debt of the Company for the purposes of the Purchase Price adjustment dealt with under Article 2.2, and (ii) the Dividend Related Debt documents shall not contain any penalty for pre-payment or for a Transfer of Control of the Company.

4.7        Pre-Closing Financial Information. The Sellers shall commit to procure the Company to, for information purposes only, upon prior written notice of Purchaser and during the Company’s regular business hours, provide Purchaser from the Effective Date until the Closing Date, on a timely manner, with any financial and/or accounting information, including proforma financial statements, and/or any assistance, including access to examine financial records of the Company (through any duly authorized employees or agents, independent accountants, or other appropriate experts) to the extent required for Purchaser to prepare the Vivo Capital Increase, the Merger of Shares or any capital increase or other type of financing of Telefónica itself related to the Transactions. The Sellers shall not be liable for the accuracy or completeness of any information provided to Purchaser or Telefónica pursuant to this Article.

4.8        Monthly Financial Reports. The Sellers shall commit to procure the Company to provide to Purchaser from the Effective Date until the Closing Date, within ten (10) Business Days after the end of each calendar month and upon prior written notice of Purchaser, the financial information of the Company referred to in Exhibit 4.8, to cooperate by supplying all the information and documents that are reasonably requested by Purchaser, provided that the financial information referred herein shall not contain commercially sensitive or confidential data.

4.9        Optimization of Transaction Structure.  The Sellers hereby acknowledge that the Purchaser will continue to analyze the structure for the delivery of the Stock Consideration as reflected in this Agreement, as well as potential alternative structures to implement such delivery of the Stock Consideration, always adhering to the underlying economics of the Transactions. The Sellers shall review in good faith any alternative structure submitted by the Purchaser hereunder to optimize the delivery of the Stock Consideration. If the Sellers, at their sole discretion, agree to adopt an alternate structure proposed by the Purchaser for the delivery of the Stock Consideration, the Parties shall amend this Agreement to the extent required to implement such agreed upon structure.

Article 5
Closing

5.1.      Closing.  The closing of the Acquisition (the “Closing”) shall take place at the offices of Machado Meyer Sendacz & Opice Advogados, at Av. Brigadeiro Faria Lima, 3144, 11th floor, at 7:00 a.m. on the date communicated by Purchaser to the Sellers and which shall be a date (i) no earlier than the 10th calendar day of a month, (ii) at least 10 Business Days after the communication by the Purchaser, and (iii) in any case within 150 (one hundred and fifty) Days following the date on which the condition set forth in Article 3.2(a) is satisfied or waived by Purchaser, provided that as of the Closing the remaining conditions in Articles 3.1 and 3.2 of this Agreement are satisfied or waived by the Party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions).

5.1.1     On the date on which the condition under Article 3.2(a) has been satisfied or waived, either Party shall notify the other Party of such fact and Purchaser shall take the necessary steps, as to perform (a) the Vivo Capital Increase, and (b) the Merger of Shares as provided in Article 2.1 (i) and (ii), respectively. Upon the terms and subject to the conditions thereof, the Acquisition shall take place, respectively, on the date and simultaneously to the aforesaid Merger of Shares’ shareholders meeting of Vivo and the Company, on the place and date indicated in Article 5.1 above or at such other time and place as the Parties may mutually agree in writing for the Closing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

5.2.      Transactions to be effected at the Closing.  At or prior to the Closing (as the case may be):

5.2.1.   The Sellers shall deliver or cause to be delivered to Purchaser:

(a)       the Share Registration Book of the Company evidencing the ownership of the Shares by the Sellers and that they are unencumbered, and the Share Registration Book of the Operating Company evidencing the ownership of the shares of the Operating Company by the Company and FrHolding72 and that they are unencumbered;

(b)       certificates of a duly authorized Representative of the Sellers certifying that at Closing the closing conditions set forth in Articles 3.1 (with respect to the conditions applicable to the Sellers) and 3.2 have been satisfied;

(c)       the respective transfer book orders (termos de transferência de ações) of the Shares to the Purchaser and the share transfer books of the Company and of the Operating Company;

(d)   all Shareholders’ Meeting, Board of Directors’ and Officers’ meeting Books of the Company and the Company Subsidiaries, their respective ByLaws and all amendments thereto;

(e)   except with respect to the Persons identified by Purchaser to the Sellers, at least 30 (thirty) days prior to the Closing Date, resignations of each director (membro do conselho de administração) and officers (diretores) of the Company and each Company Subsidiary by means of which the directors (membro do conselho de administração) and officers (diretores) shall release the Company or the relevant Company Subsidiary, completely and irrevocably, from all their respective obligations vis-à-vis those individuals with respect to their holding positions of director or officer, as the case may be, with nothing more to claim from the Company or the relevant Company Subsidiary, with effect as of the Closing Date, it being further established that, in the case of the officers and directors above mentioned, resignation shall operate only with respect to their corporate duties and positions of officers, and not with respect to their employment agreement; and

(f)   a certificate issued by each of the Sellers confirming that the representations and warranties of Sellers contained in Articles 7.1.5 and 7.2.4 are true and correct in all material respects as of the Closing.

5.2.2.   Purchaser shall deliver or cause to be delivered to the Sellers:

(a)   a certificate of a duly authorized Representative of the Purchaser certifying that the closing conditions set forth in Articles 3.1 (with respect to the conditions applicable to Purchaser) and 3.3 have been satisfied;

(b)   the payment of the Cash Consideration, as adjusted pursuant to Article 2.2.1, including evidence of the wire transfers referred to in Article 2.1(i) hereof;

(c)   copies of the DARFs with evidence of payment of the withholding income tax on capital gains pursuant to Article 2.1.2 above;

(d)   the certificates of the bank responsible for the registration of the Stock Consideration Shares representing the Stock Consideration payment evidencing the ownership of the Stock Consideration by the Sellers, and that it is unencumbered;

(e) (i) an extraordinary general meeting of shareholders of the Company to take place in order to accept the resignation of the directors (membros do conselho de administração) and elect the new members of the Company’s board of directors; (ii) a board of directors meeting shall take place in order to accept the resignation of the officers (diretores) and to elect the new officers of the Company; (iii) an extraordinary general meeting of shareholders of the Operating Company to take place in order to accept the resignation of the officers and to elect the new officers of the Operating Company; and

(f)        letters from the Company and the Operating Company, executed by the officers (diretores) appointed by Purchaser, releasing the directors (membros do conselho de administração) and officers of the Company and the Operating Company presenting resignation letters at Closing, completely and irrevocably, from all their obligations, with nothing more to claim from such persons except for fraud or criminal offense, with effect as of the Closing Date.

5.2.3.   The Sellers have communicated prior to the date hereof to Telefónica that they wish to receive as Stock Consideration only preferred shares issued by Vivo and/or the TI Shares. For that reason, at Closing (or as soon as reasonably practicable thereafter as set forth in Article 5.4 below) the transfer of the TI Shares in exchange for the common shares and a portion of the preferred shares issued by Vivo as a result of the Merger of Shares shall occur in accordance with the agreement executed for such purposes by the Parties on the date hereof.

5.2.4.   FrHolding72 shall transfer to the Purchaser or to a Person designated by Purchaser the FrHolding72 Share and the FrHolding72 Operating Company Shares, through execution of the applicable transfer forms (termo de transferência) in the Company and the Operating Company’s share transfer books (livro de registro de transferências de ações).

5.2.5.   Purchaser shall cause the Operating Company to repay on the Closing Date the amount outstanding under the Intercompany Loans and the Dividend Related Debt to the respective creditors.

5.3        Formalization of the Closing Acts.  The Parties hereby undertake to sign and deliver all the other instruments or documents, as well as to carry out all the recordings, filings and registrations necessary to establish the full efficacy to the Closing acts.

5.4.      Simultaneous Nature. All actions required to be taken at Closing (except for the transfer of the TI Shares) shall be deemed to occur simultaneously. No Party hereto shall have any obligation to consummate any of the actions referred to in Article 5.2 (except for the transfer of the TI Shares), unless all such actions shall have been consummated, with due regard to the provisions set forth in such Article, or waived by all the Parties in writing, and, if any Party fails to take any action required to be taken at Closing (other than those related to the transfer of the TI Shares), all actions effectively taken at Closing shall be deemed null and void and each Party shall take all measures as may be reasonably required to undo and unwind any such action. In the event the transfer of the TI Shares may not take place on the Closing Date due to different time zones or business opening hours in Italy and Brazil or due to the absence of required regulatory approvals for such transfer, transfer of the TI Shares shall occur on the Business Day which follows the Closing Date, provided always that all regulatory conditions for the transfer of the TI Shares shall have been obtained or, shouldn’t this be the case, 5 (five) Business Days after the date on which such regulatory approval is obtained.

Articles 6
Post-Closing Covenants

6.1.   Post-Closing Cooperation.  The Sellers and Purchaser shall cooperate with each other, and shall cause their Affiliates and their officers, employees, agents, auditors and Representatives to cooperate with each other, for a period of 180 (one hundred and eighty) days after the Closing to ensure the orderly transition of the Company and the Company Subsidiaries from the Sellers to Purchaser and to minimize any disruption to the Company and the Company Subsidiaries and the other respective businesses of the Sellers and Purchaser that might result from the Transaction. Each Party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Article 6.1.  Neither Party shall be required by this Article 6.1 to take any action that would unreasonably interfere with the conduct of the business of such Party or its Affiliates or unreasonably disrupt the normal operations of such Party or its Affiliates.  For the avoidance of doubt, any information relating to the Company and the Company Subsidiaries received by any Sellers pursuant to this Article 6.1 shall be subject to Article 6.3.

6.2.   Further Assurances.  From time to time, as and when requested by any Party, each Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other Party may reasonably deem necessary or desirable to consummate the Transaction, including, in the case of the Sellers, executing and delivering to Purchaser such assignments, deeds, bills of sale, consents and other instruments as Purchaser or its counsels may reasonably request as necessary for such purpose.

6.3.   Confidentiality. The Parties agree to maintain confidential (i) all the terms and conditions set forth under this Agreement, except and to the extent otherwise provided therein, and (ii) all information provided by one Party to the other pursuant to the terms hereunder or in connection with the Transactions. The confidentiality obligation hereunder does not include any information that (i) is or becomes generally available to the public other than through a breach hereof; (ii) is already or subsequently comes into the possession of any Party from a third party who is not known by such Party to owe the other Parties an obligation of confidentiality in relation to such information; (iii) is disclosed as required by (or in compliance with) a Government Authority, judicial, court or administrative order/action or Applicable Law; (iv) is being used or disclosed with the prior written approval of the other Parties; (v) is disclosed on a confidentiality basis to Representatives of the Parties as such disclosure is necessary for the consummation of the Transactions or otherwise on a need-to-know basis. In the event that any of the Parties receive a request to disclose all or any part of the confidential information under the terms of an order issued by a court of competent jurisdiction or by a Government Entity, such Party will promptly notify the other in writing of the existence, terms and circumstances surrounding such a request, so that such other Parties may timely seek an appropriate protective order and/or waive the compliance with the provisions of this confidentiality provision. If, in the absence of a protective order or the receipt of such a waiver, such Party is nonetheless legally compelled to disclose any confidential information to a court of competent jurisdiction or Government Authority, such Party may disclose to such court or Governmental Authority only that portion of the confidential information which this Party’s counsel advises is legally required to be disclosed, provided that this Party shall exercise all reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such confidential information being disclosed.

6.4.      Press Releases and Public Announcements. Neither Party shall issue any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written approval of the other Parties hereto, which approval will not be unreasonably withheld or delayed, unless disclosure is otherwise required by Applicable Law, provided that, to the extent required by Applicable Law, the Party required to make such release shall use its commercially reasonable efforts consistent with such Applicable Law to consult with the other Party with respect to the text thereof.  Notwithstanding the foregoing, nothing herein shall restrict in any way at any time any Party from making any statement about this Agreement or the Transactions to the extent such statement does not contain any information other than public information.

6.5.      Share Transfer Restrictions (Lock-up). To the extent required by the financial institutions intervening in the Vivo Capital Increase (the “Banks”), the Vivendi Parties agree for themselves and on behalf also of their Controlling shareholders, members of the board of directors and the board of officers (jointly, the “Restricted Persons”) not to, for the period required by the Banks (not to exceed 180 (one hundred and eighty) days after the Closing Date (“Lock-up Period”)):

(i)        offer, issue, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (“Transfer”), any of its common and preferred shares issued by Vivo or any securities convertible into or exercisable or exchangeable into such securities (“Securities Subject to the Lock-up”);

(ii)       enter into any swap or other agreement that Transfers, in whole or in part, any of the economic consequences of ownership of the Securities Subject to the Lock-up; or

(iii)       make any demand for or exercise any right with respect to the registration of any of the Securities Subject to the Lock-up.

6.5.1.   These restrictions do not apply (i) to the transactions involving the exchange of the Securities Subject to the Lock-up for the TI Shares, pursuant to Article 5.2.3 above; or (ii) to a Transfer of Vivo shares to an Affiliate through a private transaction provided that such Affiliate unconditionally adheres to this Agreement, on the same terms as applicable to the Transferring Shareholder in relation to those shares immediately before the Transfer.

6.5.2.   After the end of the Lock-up Period, the Restricted Persons are free to Transfer the Securities Subject to the Lock-up at the BM&FBovespa or NYSE, provided that such Transfer   is limited to (i) 20% of the average daily trading volume of the preceding 30 (thirty) trading days per day; and (ii) 1% of the total number of shares issued by Vivo in such class of shares during a period of 30 (thirty) days. This restriction will not apply to Block Sales, as defined below, which shall be previously notified to Vivo.

6.5.3.   Block Sales are defined as (i) operations of sale that trigger an auction at BM&FBovespa of at least 5 (five) minutes and if conducted in the form of ADRs in sales in a single day that represent a volume that is 5 (five) times greater than the average daily trading volume of the preceding 30 (thirty) trading days and (ii) any other form of customary capital markets instruments, hedging, or other transactions that may be used to monetize the Vivo shares held by Vivendi Parties.

6.5.4    In determining trading volume, the number of shares traded at BM&FBovespa and of the equivalent number of shares traded in the forms of ADRs in the NYSE will be considered in aggregate.

6.5.5    At the request of a Vivendi Party, Vivo will reasonably cooperate (and Telefónica shall cause Vivo to cooperate), in good faith with and provide customary go-to-market assistance to the Vivendi Parties, including with respect to the registration of secondary offerings in Brazil and in the United States (pursuant to the rules applicable to offerings to qualified investors, to the extent available in each such jurisdiction) and the required due diligence facilitation, road show presentations prepared by Vivo’s management, availability of Vivo’s management for investor presentations and accompanying site visits, all as reasonably required to facilitate an expeditious and orderly sale by the Vivendi Parties of all or any portion of its shares, to the extent permitted under Applicable Law. All reasonable costs and expenses incurred by Vivo in connection with this assistance will be borne by the requesting Vivendi Party.

6.5.6.   Upon being informed by the Vivendi Parties of their intention to conduct of a Block Sale, the Telefónica Parties shall issue a public announcement substantially in the following terms: “Telefónica, S.A., as holder of Vivo shares, hereby confirms its long term strategic commitment to the Brazilian telecommunications market and that it has no intention as of today of disposing its current participation in the Company.”

6.6       Ágio judicial deposits (depósito judiciais). Within 15 (fifteen) Business Days following the execution of this Agreement, the Operating Company will withdraw the writ of mandamus under which the judicial deposits relating to the Ágio have been made (Exhibit 6.6 shows the deposits made until the date hereof) and pursue the immediate release, restitution or offsetting of the amount of such court deposits through the appropriate administrative or judicial proceeding. If the Operating Company is unable to obtain such release, restitution or offsetting prior to the Closing Date, then the Purchaser shall (a) cause the Operating Company to continue to diligently pursue such release, restitution or offsetting, and (b) maintain Vivendi and FrHolding108 fully and promptly informed of any development in such proceedings.  Upon and within ten (10) Business Days as from the effective release, restitution or offsetting of such amounts by the Operating Company as a consequence of a final and non-appealable resolution (and provided that such resolution is obtained within 15 years as from the Closing Date), the Purchaser shall pay FrHolding108 the amounts so monetized, net of any reasonably incurred costs, expenses and Taxes directly related to the reimbursement of such amounts. All payments made pursuant to this Section shall be treated as positive adjustments to the Purchase Price.

Article 7
Representations and Warranties

7.1.      Representations and warranties of Sellers. The Sellers, jointly and severally, represent and warrant, as of the date hereof and as of the Closing Date, to Purchaser, with respect to each of the Sellers, as follows:

7.1.1.   Organization, Standing and Power. Each Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full power and authority necessary to enable it to own or otherwise hold its properties and assets, including the Shares.

7.1.2.   Authority; Execution and Delivery; Enforceability.  The Sellers have full power and authority to execute this Agreement, comply with their respective obligations hereunder and consummate the Transactions.  The execution and delivery by the Sellers of this Agreement and the consummation by the Sellers of the Transactions have been duly authorized by all necessary corporate action.  This Agreement constitutes legal, valid and binding obligations of the Sellers, enforceable against the Sellers in accordance with their respective terms, except as limited by Applicable Laws affecting the enforcement of creditors’ rights generally.

7.1.3.  No Conflicts; Consents.  The execution and delivery by such Seller of this Agreement and the consummation of the Transactions and compliance by such Seller with the terms hereof do not and will not contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, to a right to challenge the Transactions or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of such Seller under, any provision of (i) the certificate of incorporation or by-laws (or comparable documents) of such Seller, (ii) any contract to which such Seller is a party or by which any of its properties or assets is bound. Except for the ANATEL and the Brazilian Antitrust Authorities Consent, no other Consent of, or registration, declaration, notice, report, submission or other filing (“Filing”) with, any Governmental Authority is required to be obtained or made by or with respect to such Seller in connection with the execution, delivery and performance hereof or the consummation of the Transactions or the ownership by Purchaser of the Company following the Closing.

7.1.4.  Proceedings. There are no Proceedings pending or threatened against any of the Sellers before any Governmental Authority, which, if determined adversely, could interfere with the Sellers’ ability to comply with their respective obligations under this Agreement and any Exhibits hereof.

7.1.5.  The Shares. Each Seller has good and valid title to the Shares respectively held thereby, free and clear of all Liens.  Assuming Purchaser has the requisite power and authority to be the lawful owner of such Shares, upon (a) Transfer of the Shares to Purchaser at the Closing, (b) the Sellers’ receipt of the Cash Consideration as adjusted pursuant to Section 2.2 below, and (c) the completion of the Merger of Shares, good and valid title to all the Shares will pass to Purchaser, free and clear of any Liens.  Other than this Agreement, such Shares are not subject to any voting agreement or other contract, including any contract restricting or otherwise relating to the voting, dividend rights or disposition of such Shares.

7.2.   Representations and warranties in relation to the Company and the Company Subsidiaries.  The Sellers, jointly and severally, represent and warrant to Purchaser, as of the date hereof and as of the Closing Date, with respect to the Company and the Company Subsidiaries, as follows, provided that the truth, completeness and accurateness of such representations and warranties are essential to Purchaser’s decision to enter into this Agreement:

7.2.1.  Organization, Standing and Power; Books and Records. Each of the Company and Company Subsidiary is duly organized, validly existing and in good standing under the laws of Brazil.  The Company has delivered to Purchaser true and complete copies of the articles of association or by-laws (or comparable documents), each as amended to date, of the Company and each Company Subsidiary.  The shares registry books and share transfer books and the minutes books, as applicable, of the Company and each Company Subsidiary, all of which have been made available to Purchaser before the date hereof, are true and complete with regard to all registers and annotations dated as from the date the Vivendi Parties acquired the Company and the Operating Company.  At the Closing, all such books will be in the possession of the Company or the applicable Company Subsidiary.

7.2.2.  Authority; Execution and Delivery; Enforceability.  The Company has full power and authority to execute this Agreement, comply with its obligations hereunder and consummate the Transactions.  The execution and delivery by the Company and the Operating Company of this Agreement and the consummation by the Company and the Operating Company of the Transactions have been duly authorized by all necessary corporate action. This Agreement constitutes legal, valid and binding obligations of the Company and the Operating Company, enforceable against the Company or the Operating Company in accordance with its terms.

7.2.3.  No Conflicts; Consents.  Except for the third party approvals identified in Exhibit 7.2.3, the execution, delivery and performance by the Company and by the Operating Company of this Agreement and the consummation of the Transactions and compliance by the Company and the Operating Company with the terms hereof will not contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, to a right to challenge the Transactions or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the articles of incorporation or by-laws (or comparable documents) of the Company or any Company Subsidiary, or (ii) any contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound.  Except for the ANATEL and the Brazilian Antitrust Authorities Consent and the Consent from the shareholders meeting of the Purchaser which shall approve the Transaction, no other Consent of, or Filing with, any Governmental Authority is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance hereof or the consummation of the Transactions or the ownership by Purchaser of the Company following the Closing.

7.2.4.  Capital Stock of the Company and the Company Subsidiaries.  The capital stock of the Company on the date hereof amounts to R$ 7.671.726.003,00 (seven billion, six hundred and seventy-one million, seven hundred and twenty six thousand and three Reais) and is divided into 7,671,726,003 (seven billion, six hundred and seventy-one million, seven hundred and twenty six thousand and three) issued and outstanding common shares, all nominative and with no par value.  Except for the FrHolding 108 Shares and the FrHolding 72 Shares, there are no shares of the capital stock or other equity securities of the Company issued, reserved for issuance or outstanding.  Exhibit 7.2.4 sets forth for each Company Subsidiary the total amount of its capital stock, the total number of its issued and outstanding shares and the record and beneficial owners of its issued and outstanding shares, and there are no other shares of capital stock or other equity securities of any Company Subsidiary issued, reserved for issuance or outstanding.  All of the issued and outstanding equity securities and other securities of each Company Subsidiary are owned of record and beneficially by the Company, FrHolding 72, or one or more Company Subsidiaries, free and clear of all Liens.  The Shares and all the outstanding shares of the capital stock of each Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right, third party’s voting rights, third party’s economic rights or any similar right under any provision of Applicable Law, the certificate of incorporation or by-laws (or comparable documents) of the Company or any Company Subsidiary or any contract to which the Company or any Company Subsidiary is a party or otherwise bound.

7.2.5. Transactions with Affiliates.  There are no contracts between the Company or any Company Subsidiary, on the one hand, and any Seller or any of its Affiliates or Related Persons, on the other hand, other than (i) the Intercompany Loans, and (ii) the Acordo de Parceria Estratégica, dated as of October 10, 2010, as amended, with Universal Music International Ltda. After the Closing, none of Sellers or any of their Affiliates or Related Persons will have any interest in any property (real or personal, tangible or intangible) or contract of the Company or any Company Subsidiary or used in or pertaining to their business.  None of Sellers or any of their Affiliates or Related Persons provides material services to the Company or any Company Subsidiary.

7.2.6.  No other Representation or Warranty of the Sellers. With the exception of representations and warranties contained in this Agreement, the Sellers are not making any other express or implicit representation or warranty.

7.3.      Representations and warranties of Purchaser. Purchaser represents and warrants to the Sellers, as of the date hereof and as of the Closing Date, as follows:

7.3.1.  Organization, Standing and Power.  Purchaser is a corporation (sociedade anônima) duly organized, validly existing and in good standing under the laws of Brazil.

7.3.2.  Authority; Execution and Delivery; Enforceability. The Purchaser has full power and authority to execute this Agreement, comply with its obligations hereunder and consummate the Transactions.  The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Transactions have been duly authorized by all necessary corporate action.  This Agreement constitutes Purchaser’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by the Applicable Laws affecting the enforcement of creditors’ rights generally.

7.3.3.  No Conflicts; Consents. Neither the execution, delivery, performance by Purchaser of this Agreement, nor the consummation of the Transactions by Purchaser, will require any authorization, other than the Consent of ANATEL and the Brazilian Antitrust Authorities and the consent of the shareholders meeting required to be held under article 256 of Law 6.404/76.

7.3.4.  Proceedings. There are no Proceedings pending or threatened against Purchaser before any Governmental Authority, which, if determined adversely, could interfere with Purchaser’s ability to comply with its obligations under this Agreement and any Exhibits or Schedules hereof.

Article 8
Indemnification

8.1.   Indemnification by Sellers. Each Vivendi Party shall be jointly and severally liable for and shall indemnify Purchaser, its Affiliates (including the Company and the Company Subsidiaries) and each of their respective Representatives (the “Purchaser Indemnitees”) against and hold them harmless from and against any and all Losses suffered or incurred by such Purchaser Indemnitee, which directly results from:

(a)     any breach of any representation or warranty of such Seller or the Company and any of its Affiliates contained herein;

(b)    any breach of any covenant of such Seller or the Company contained herein;

(c)    the indemnification commitment by the Sellers set forth in Article 2.1.2 in relation to any Losses arising from the Sellers Acquisition Cost and the Brazilian Imposto de Renda na Fonte Sobre Ganho de Capital; and

(d)    the contingencies listed in Exhibit 8.1.(d), for an aggregate maximum amount of R$ 180,000,000 (one hundred and eighty  million).

8.2.   Indemnification by the Telefónica Parties. Each Telefónica Party shall be responsible for and shall indemnify Sellers, its Affiliates and their Representatives (the “Sellers Indemnitees”) and hold Sellers Indemnified Parties harmless from and against any and all Losses resulting from the breach of any covenant or other agreement on the part of the respective Telefónica Party under this Agreement.

8.2.1.  Indemnification by Purchaser. Purchaser shall be responsible for and shall indemnify the Sellers Indemnitees and hold Sellers Indemnitees harmless from and against any and all Losses resulting from any breach of any representation or warranty of Purchaser set forth in this Agreement.

8.3.   Third-Party Claim.

(a)   Notice. In the event that any Claim shall be asserted by any Person in respect of which payment may be sought under Articles 8.1 or 8.2 hereof (each, a “Third Party Claim”), the Indemnified Party shall cause written notice of the assertion of such Third Party Claim to be forwarded to the Indemnifying Party as soon as practicable (and always before one-third (1/3) of the legal period in which the obligation to file an answer elapses), and the Indemnified Party will send together with the notice a copy of all exhibits, violation notices, notices, and/or other documents to which it may have had access within the scope of such Third Party Claim, so that the Indemnifying Party can analyze and answer them.

(b)   Conducting the Defense.   If an Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may arise from a specific Third Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim through counsel of its choice, which shall report to the Indemnifying Party, as long as it notifies the Indemnified Party of such intention within 5 (five) Business Days of the receipt of the notice informing of the existence of the Third Party Claim. In such event, the Indemnifying Party shall be responsible for any and all costs incurred in connection with the defense, including attorneys’ fees, judicial costs and guaranties. The Indemnifying Party shall keep informed the Indemnified Party upon request of the status of the Third Party Claim.  Notwithstanding the foregoing, if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate, in the judgment of the Indemnified Party, as long as the allegation of such conflict is reasonably justified, for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at its own expense. If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with a Third Party Claim or contests its obligation to indemnify the Indemnified Party for Losses arising from such Third Party under this Agreement, the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Third Party Claim. If the Indemnified Party defends any Third Party Claim, then the Indemnifying Party shall also indemnify the Indemnified Party for the reasonable expenses of defending such Third Party Claim. The Parties hereto agree to cooperate fully with each other in connection with the defense, negotiation, or settlement of any such Third Party Claim; however, the Indemnifying Party, in view of its financial interests in the outcome of the Third Party Claim, may, at its discretion, exhaust all legal remedies and defense means.

(c)   Settlements. No Indemnifying Party shall agree to the terms of any compromise or settlement of any action without the prior written consent of the Indemnified Party unless such compromise or settlement (i) includes an unconditional release of the Indemnified Party from all liability arising from such action and (ii) does not include a statement as to or admission of fault, culpability or failure to act by or on behalf of any Indemnified Party. No Indemnifying Party shall be required to indemnify any Indemnified Party for any amount paid or payable by any Indemnified Party in the settlement of any action, proceeding or investigation without the written consent of Indemnifying Party to such settlement.

(d)   Payment of Indemnification Amounts.  After any final judgment or award shall have been rendered by an arbitration board or administrative agency or a court of law of competent jurisdiction or similar decision passes into res judicator, or a settlement shall have been consummated, the Loss resulting from such decision, minus any Loss Benefits directly and effectively incurred in connection therewith, will be indemnified by the Indemnifying Party to the Indemnified Party within 5 (five) Business Days from the date the final judgment, arbitration award, or similar decision passes into res judicator, by means of wire transfer to the bank account provided in writing by the Indemnified Party.

(e)   Absence of Notice.  The failure of the Indemnified Party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party can demonstrate actual loss and prejudice as a result of such failure.

8.4.   Direct Claim. If an Indemnified Party believes it is entitled to indemnification from the Indemnifying Party for Losses unrelated to a Third Party Claim (a “Direct Claim”), the Indemnified Party shall notify the Indemnifying Party thereof (the “Initial Indemnification Notice”).  If the Indemnifying Party does not agree that the Direct Claim is one for which it is required to indemnify the Indemnified Party, it shall give the Indemnified Party written notice describing the basis for its objection (the “Objection Notice”) within 15 (fifteen) Business Days following receipt of the Initial Indemnification Notice.  If a timely Objection Notice is received, then the Parties shall within 20 (twenty) Business Days after delivery of the Objection Notice use commercially reasonable efforts to resolve the dispute.  If such dispute cannot be resolved by the Parties within 20 (twenty) Business Days, the Parties shall resolve such dispute by arbitration in accordance with Article 11. If the Indemnifying Party does not give an Objection Notice within 15 (fifteen) Business Days following its receipt of the Initial Indemnification Notice, all Losses incurred by the Indemnified Party with respect to the Direct Claim shall be paid by the Indemnifying Party within 10 (ten) Business Days after receipt of the Initial Indemnification Notice.

8.5.   Judicial Guarantees and Deposits.  In the event a court decision, an injunction, an arbitration award or any other arbitral, administrative or judicial order is issued against the Indemnified Party relating to any Third Party Claim for which the Indemnifying Party is liable (i.e., a security and/or a guarantee or otherwise, required by the relevant judicial or Governmental Authority, arbitrator or arbitration panel, for the continuity of a Third Party

Claim), then the Indemnifying Party shall be responsible for the fulfillment of such final court decision, injunction or arbitral, administrative or judicial order, or otherwise reimburse the Indemnified Party for any Losses occurred or resulting thereof, within 10 (ten) Business Days counted from the receipt by the Indemnifying Party of written notification with evidence of such fact.

8.6.   Clearance Certificates (Certidões Negativas) and Judicial Attachment (Bloqueio Judicial).  If at any time the Indemnified Party or the Company, as the case may be, is not able to (i) obtain any clearance certificate with any Governmental Authority, or (ii) sell, Transfer, dispose, lease, offer in guarantee or use by any means any of their asset or right, or withdrawal or debit any amount of their bank accounts, both due to judicial attachment (bloqueio judicial) or other similar restriction, because of a Third Party Claim which is subject to an indemnification right pursuant this Article 8, the Indemnifying Party shall endeavor all commercial best efforts to solve the matter, but in any event, shall present any and all guarantees, deposits and assets in order to allow (a) the corresponding clearance certificate (or at least a certificate with the same effects as the corresponding clearance certificates) to be obtained to the benefit of the Indemnified Party or the Company, its Affiliates (including the Company Subsidiaries) and their representatives, and/or (b) the release of the applicable judicial attachment and/or other similar restriction.  If the Indemnifying Party fails to act as provided under this Article 8.6, the Indemnifying Party shall reimburse the Indemnified Party for any costs incurred by it in order to obtain the applicable certificate or the release of the applicable judicial attachment and/or other similar restriction, within 10 (ten) Business Days counted from the receipt by the Indemnifying Party of written notification with evidence of such fact.

8.7.   Interest.  Any amounts due hereunder that are not paid on or before the 10th (tenth) Business Day after such amounts have been finally determined to be due hereunder shall (a) be monetarily adjusted by the positive variation of the IPCA and increased by (b) interest accrued monthly by 1% (one percent) per month, all calculated pro rata die from the date on which the respective Loss is incurred until the date on which payment is effectively made.

8.8.   Treatment of Indemnification Payments. Any indemnification owned in connection with this Article 8, shall be paid net of Taxes, so the indemnification payment shall make the Sellers or Purchaser Indemnitee return to the same financial status immediately precedent to the given Loss.  All indemnification payments made pursuant to this Agreement shall be treated as adjustments to the Purchase Price. Amounts due under this Article 8 that must be converted from R$ into EUR for payment, shall be converted using the product of (i) the average purchase and sale exchange rate PTAX (USD/BRL) published by the Brazilian Central Bank on the date prior to the date on which such payment is made and (ii) the ECB (USD/EUR) published by the European Central Bank on the date prior to the date on which such payment is made.

8.9.   Effect of knowledge. The right to indemnification of the Purchaser under this Article 8 shall not be affected by any investigation conducted, or any knowledge or information acquired (or capable of being acquired) at any time by the Purchaser or its Affiliates, whether before or after the date hereof, and regardless of whether such knowledge or information was obtained through the Purchaser’s own investigation or through disclosure by another Party or another Person.

8.10.   Sole Remedy, Exclusivity.  This Article 8 provides the exclusive means by which a Party may assert and remedy any and all Claims, in each case, against the other Party (or any of its Affiliates) under or with respect to this Agreement or the Transactions contemplated herein or relating to the Shares. Without limiting the foregoing, after the Closing each Party hereby waives and releases any other remedies or Claims that it may have against the other Party (or any of its Affiliates) with respect to matters arising out of or in connection with this Agreement or the Transactions, except that nothing herein shall limit the liability of any Party for fraud. With respect to any Losses or other Claims arising under this Agreement, Purchaser agrees that it shall only seek such Losses and Claims from the Vivendi Parties, and Purchaser hereby waives the right to seek Losses or other liabilities or equitable remedies, such as injunctive relief, against any Affiliate of the Vivendi Parties or any director, officer or employee of the Vivendi Parties (or any of their Affiliates). Similarly, the Vivendi Parties agree that they shall only seek such Losses and Claims from the Telefónica Parties, and the Vivendi Parties hereby waive the right to seek Losses or other liabilities or equitable remedies, such as injunctive relief, against any Affiliate of the Telefónica Parties  or any director, officer or employee of Purchaser (or any of its Affiliates).

Article 9
Termination

9.1.  Termination. Notwithstanding anything to the contrary herein, this Agreement may be terminated and the Transactions abandoned at any time before the Closing:

(a)   by mutual written consent of the Parties;

(b)   by Sellers, if the ANATEL and/or Brazilian Antitrust Authorities Consent are not obtained by or before 12 (twelve) months after the date of this Agreement; and

(c)   by either Party if Closing has not occurred within 15 (fifteen) months from the date hereof¸ provided, however, that the failure of the Closing to be consummated within such period has not been caused by failure of the Party seeking the termination of the Agreement to fulfill any obligation under this Agreement.

9.2.   Effect of Termination. In the event of a termination of this Agreement, neither Party shall have any liability or further obligation to the other, except that:

(a)     nothing herein will relieve a Party from liability for any prior willful breach by such Party of this Agreement; and

(b)     the provisions of Article 8, this Article 9 and Article 10 shall survive the termination of this Agreement.

Article 10
Miscellaneous

10.1   Assignment.  This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Party (including by operation of law in connection with a merger, spin-off or consolidation of such Party) without the prior written consent of the other Parties hereto.  Notwithstanding the foregoing, any Party may assign its rights hereunder to one of its Affiliates without the prior written consent of any other Party, provided that the assignor shall remain jointly and severally liable for assignee obligations hereunder.  Any attempted assignment in violation of this Article 10.1 shall be void.

10.2   No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the Parties hereto, their successors and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties hereto, its successors and such assigns, any legal or equitable rights hereunder.

10.3   Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by prepaid postage, by registered, certified or express mail or overnight courier service or sent by electronic communication (email) and shall be deemed given when so delivered by hand or if mailed, 3 (three) calendar days after mailing (or one Business Day in the case of express mail or overnight courier service, if available), or if sent by electronic communication (emailed), immediately after confirmation of receipt, as follows:

(a)	if to Purchaser:

Telefonica Brasil, S.A.
Av. Engenheiro Luiz Carlos Berrini, 1376, 32º andar
Cidade Monções, 04571-936, São Paulo - SP
Brazil
At: Alberto Manuel Horcajo Aguirre - Chief Financial Officer and Investor Relations Officer
Email: alberto.horcajoaguirre@telefonica.com
Telephone: 55-11-3430-2901

With copy to (which will not constitute notice):

Machado, Meyer, Sendacz e Opice Advogados
Av. Brigadeiro Faria Lima, 3144, 11º andar
CEP 01451-000
São Paulo – SP - Brazil
At.: Moshe Sendacz
Phone: 55 11 3150 7060
Email: msendacz@machadomeyer.com.br

(b)	if to the Telefónica Parties:

Telefónica S.A.
Ronda de la Comunicación, Edificio Central, Planta 1ª
s/n 28050 - Madrid
Spain
At: General Counsel office
Fax: + (34) 91 727 14 05
Email: secretaría.general@telefonica.com

With copy to (which will not constitute notice):

Machado, Meyer, Sendacz e Opice Advogados
Av. Brigadeiro Faria Lima, 3144, 11º andar
CEP 01451-000
São Paulo – SP - Brazil
At.: Moshe Sendacz
Phone: 55 11 3150 7060
Email: msendacz@machadomeyer.com.br

(c)	if to Sellers:

Vivendi S.A.
42 Avenue de Friedland
75008, Paris, France
At.: General Counsel
Phone: + 33 1 7171 1143
Email: Frederic.crepin@vivendi.com

With copy to (which will not constitute notice):

Pinheiro Neto Advogados
Rua Hungria, n. 1100,
São Paulo, SP, Brasil
CEP 01455-906
At.: Álvaro Silas Uliani Martins dos Santos
Phone: 55 11 3247-8657
Email: asantos@pn.com.br

10.4   Tolerance; Waiver. No delay by any Party in exercising any power or right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any other power or right. No waiver by any Party of any right hereunder shall be binding unless set forth in writing and such writing expressly states that it is intended to constitute such a waiver. No failure by any Party to exercise any right hereunder shall operate as a waiver of any other or further exercise of such right. A waiver by any Party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy that such Party would otherwise have on any future occasion.

10.5   Severability.  If any provision hereof (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. The Parties shall negotiate a provision to substitute the invalid, illegal or unenforceable provision with similar economic effects to the Parties.

10.6   Enforcement.  The Parties acknowledge and further agree that cash indemnities may be inadequate remedy in case of breach of any provision hereunder.  Therefore, the compliance with any obligations and covenants contained herein may be demanded through specific performance by the Party who is the creditor of the obligation, pursuant to Articles 461 et seq. of Law No. 5,869, dated January 11, 1973, as amended (the “Brazilian Civil Procedure Code”), and the defaulting Party shall be liable for Losses and damages to which it gives rise. This remedy shall not be considered the exclusive remedy for the breach of this Agreement, but only an additional remedy to others that may be available.

10.7   Exhibits. All Exhibits contained herein are an integral part of this Agreement.  In case of conflict between the provisions of the Exhibits and this Agreement, the terms and conditions of this Agreement shall prevail.

10. 8  Expenses.

(a)     The Telefónica Parties shall bear their respective direct or indirect expenses, arising from the negotiation and drafting of this Agreement, as well as the consummation of the Transaction contemplated hereby (including all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants).

(b)    The Company shall bear all the direct or indirect expenses incurred by it and the Operating Company, arising from the negotiation and drafting of this Agreement, as well as the consummation of the Transactions contemplated hereby (including all compensation and expenses of counsel, transaction/change of control bonuses of directors/officers, financial advisors, consultants, actuaries and independent accountants).

(c)    The Parties agree that the fees charged by the Brazilian Antitrust Authorities and ANATEL in connection with fillings and notifications shall be borne by the Purchaser.

10.8.1  The Parties hereby agree that the payments made or to be made by the Company in connection with the expenses, Transactions Bonuses and fees of the nature mentioned in Article 10.8(b), payable to [*], [*], [*], and [*] up to the amount of [*], will not be included in the calculation of the Purchase Price adjustment under Article 2.2 Any such payment above such amount will be included in the calculation of the Purchase Price adjustment .

* Certain confidential information has been omitted from this document, as indicated by the notation “[*]”. The omitted information has been filed on a confidential basis with the Securities and Exchange Commission pursuant to a request for confidential treatment.

10.9      Taxes. Unless otherwise established in this Agreement, each Party shall be liable for the payment of any Tax for which it is by Law considered a taxpayer in connection with the Transaction contemplated by this Agreement.

10.10    Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil, without regard to any conflict of laws issue.

10.11    Language. This Agreement is being executed by the Parties exclusively in the English language, which shall prevail in relation to any translations thereof that may be made for any purposes whatsoever. The Parties hereby agree that immediately following execution, Purchaser will arrange for the sworn translation into Portuguese of this Agreement.

10.12    Initials. The Company and the Operating Company hereby authorize Mr. Gustavo Pinto Gachineiro to initial, on behalf of the Company and the Operating Company, this Agreement and its Exhibits, as per the following initial: _______.  The Vivendi Parties hereby authorize Mr. Álvaro Silas Uliani Martins dos Santos to initial, on behalf of the Vivendi Parties, this Agreement and its Exhibits, as per the following initial: _______. Likewise, the Telefónica authorizes Ms. Adriana Pallis Romano to initial, on behalf of Telefónica, this Agreement and its Exhibits, as per the following initial: ________. Vivo authorizes Mr. Breno Oliveira to initial, on behalf of Vivo, this Agreement and its Exhibits, as per the following initial: ________.

Article 11
Arbitration

11.1.    The Parties, including their successors and assignees at any account, hereby agree that any and all dispute, controversy or Claim arising out of or in connection with this Agreement, either directly or indirectly, comprising the aspects related to its existence, validity, effectiveness, interpretation, compliance, breach, termination or otherwise, even if not involving all the Parties to this Agreement, shall be finally settled by arbitration to be administrated by the ICC International Court of Arbitration (the “Chamber”), in accordance with its arbitration rules in effect on the date of filing of the request for arbitration (the “Rules”) and with Brazilian Federal Law No. 9,307/96, and all of its amendments, if any (the “Brazilian Arbitration Law”).

11.2.    The arbitral tribunal shall be constituted by 3 (three) arbitrators (the “Arbitral Tribunal”). In case of arbitration involving only two Parties (one single claimant and one single respondent) each one of the Parties to the arbitration shall choose its respective arbitrator, according to the Rules. The arbitrators appointed by the Parties (“the co-arbitrators”) shall collectively and in mutual consent appoint a third arbitrator, who shall be the president of the Arbitral Tribunal. In case the co-arbitrators do not reach an agreement as to the nomination of the third arbitrator, the latter will be nominated by the Chamber, pursuant to its Rules.

11.3.   In case of a multiparty arbitration, involving more than two Parties, each side (the claimant side and the respondent side) shall agree and nominate one arbitrator each. The co-arbitrators shall collectively and in mutual consent appoint the third arbitrator, who shall be the president of the Arbitral Tribunal.

11.4.   In the event a group of Parties (either the claimant side or the respondent side) fails to appoint an arbitrator, all three arbitrators shall be nominated by the Chamber, pursuant to its Rules. If the co-arbitrators are unable to nominate the third arbitrator, such arbitrator shall be appointed by the Chamber, pursuant to its Rules, within 10 (ten) days.

11.5.   The seat of arbitration shall be the City of São Paulo, State of São Paulo, Brazil. If the Parties to the arbitration or the Arbitral Tribunal, however, deem necessary to practice acts (such as taking of evidence, conduction of hearings, etc.) in a different place than the seat of arbitration (São Paulo, as herein defined), the Arbitral Tribunal shall determine, with justification, the practice of acts in other locations. The arbitral award shall be definitive and shall bind the Parties, their successors and assignees at any account. The Parties, intervening and consenting Parties expressly waive any type of appeal against the arbitration award, except the request for clarification of the arbitral award, as provided for in article 30 of the Brazilian Arbitration Law. The Arbitral Tribunal may not render a decision based on equity.

11.6.   The arbitration shall be carried out in English.

11.7.   During the course of the arbitration, all the arbitrators’ fees and arbitration costs shall be borne in equal parts, between the claimant side and the respondent side. In case of a multilateral arbitration, all fees and costs shall be borne in equal parts among all the Parties to the arbitration. This shall not be applied with regard to fees of the Parties’ respective attorneys, which shall be borne by each one of the Parties individually.

11.8.   Before the constitution of the Arbitral Tribunal, any of the Parties, including the intervening and/or consenting Parties, if any, might require to the competent judicial authority any injunction or preliminary relief. Such requirement shall not affect the existence, validity and effectiveness of the arbitration agreement, nor will represent any waiver of the arbitration and the enforceability of the arbitral award. Once the injunction or the preliminary relief sought is reached, and once constituted the Arbitral Tribunal, the full and exclusive competence and authority shall be restituted to the Arbitral Tribunal. Once the Arbitral Tribunal is constituted, it shall have the power to uphold, overturn, modify or extend the contents of the injunction of preliminary relief granted.

11.9.   Unless the Parties, intervening and/or consenting Parties expressly agree otherwise in writing and unless required by Applicable Law, the Parties, intervening and/or consenting Parties, their respective representatives, the witnesses, experts, technical assistants, secretaries of the Chamber and the Arbitral Tribunal undertake, as general principle, to keep confidential the existence, content and all the reports and awards pertinent to the arbitration procedure, along with all material used therein and created in connection thereto, as well as any other documents produced by any other party during the arbitration procedure which is not of public domain – except if and to the extent that its disclosure might be required to be implemented by a Party, as a consequence of a legal duty.

In Witness Whereof, the Parties hereto, together with the Company and the Operating Company, have caused this Agreement to be duly signed in 4 (four) counterparts, each of which shall be deemed to be an original, but all of which together shall constitute the same agreement, binding upon the Parties and the Company and the Operating Company and their respective heirs and successors in the presence of the 2 (two) witnesses below.

[END OF PAGE INTENTIONALLY LEFT BLANK]

(Signature Page 1/8 of Stock Purchase Agreement and Other Covenants dated September 18th, 2014, entered into by and among Vivendi S.A., Société D’Investissements et de Gestion 72 S.A., Société D’Investissements et de Gestion 108 SAS, Telefônica Brasil S.A., Telefónica S.A., GVT Participações S.A. and Global Village Telecom S.A.)

VIVENDI S.A.

/s/ Arnaud de Puyfontaine
Name:	Arnaud de Puyfontaine
Title:	Président du Directoire

(Signature Page 2/8 of Stock Purchase Agreement and Other Covenants dated September 18th, 2014, entered into by and among Vivendi S.A., Société D’Investissements et de Gestion 72 S.A., Société D’Investissements et de Gestion 108 SAS, Telefônica Brasil S.A., Telefónica S.A., GVT Participações S.A. and Global Village Telecom S.A.)

Société D’Investissements et de Gestion 72 S.A.

By:	/s/ Laurence Daniel
Name: Laurence Daniel
Title: President

(Signature Page 3/8 of Stock Purchase Agreement and Other Covenants dated September 18th, 2014, entered into by and among Vivendi S.A., Société D’Investissements et de Gestion 72 S.A., Société D’Investissements et de Gestion 108 SAS, Telefônica Brasil S.A., Telefónica S.A., GVT Participações S.A. and Global Village Telecom S.A.)

SOCIÉTÉ D’INVESTISSEMENTS ET DE GESTION 108 SAS

By:	/s/ François Basdevant
Name: François Basdevant
Title: Président

(Signature Page 4/8 of Stock Purchase Agreement and Other Covenants dated September 18th, 2014, entered into by and among Vivendi S.A., Société D’Investissements et de Gestion 72 S.A., Société D’Investissements et de Gestion 108 SAS, Telefônica Brasil S.A., Telefónica S.A., GVT Participações S.A. and Global Village Telecom S.A.)

TELEFÔNICA BRASIL S.A.

/s/ Alberto Horcajo Aguirre	/s/ Antonio Carlos Valente
Name: Alberto Horcajo Aguirre	Name: Antonio Carlos Valente
Title: Diretor de Finanças, Controle e Relações com Investidores	Title: Diretor Presidente

(Signature Page 5/8 of Stock Purchase Agreement and Other Covenants dated September 18th, 2014, entered into by and among Vivendi S.A., Société D’Investissements et de Gestion 72 S.A., Société D’Investissements et de Gestion 108 SAS, Telefônica Brasil S.A., Telefónica S.A., GVT Participações S.A. and Global Village Telecom S.A.)

TELEFÓNICA S.A.

/s/ Ramiro Sánchez de Lerín
Name: Ramiro Sánchez de Lerín
Title: Group General Counsel

(Signature Page 6/8 of Stock Purchase Agreement and Other Covenants dated September 18th, 2014, entered into by and among Vivendi S.A., Société D’Investissements et de Gestion 72 S.A., Société D’Investissements et de Gestion 108 SAS, Telefônica Brasil S.A., Telefónica S.A., GVT Participações S.A. and Global Village Telecom S.A.)

GVT Participações S.A.

/s/ Amos Genish
Name:	Amos Genish
Title:	Diretor Presidente

/s/ Gustavo Pinto Gachineiro
Name:	Gustavo Pinto Gachineiro
Title:	Diretor Executivo

/s/ Bruno Mutzenbecher Gentil
Name:	Bruno Mutzenbecher Gentil
Title:	Diretor Vice Presidente Financeiro

(Signature Page 7/8 of Stock Purchase Agreement and Other Covenants dated September 18th, 2014, entered into by and among Vivendi S.A., Société D’Investissements et de Gestion 72 S.A., Société D’Investissements et de Gestion 108 SAS, Telefônica Brasil S.A., Telefónica S.A., GVT Participações S.A. and Global Village Telecom S.A.)

GVT Participações S.A.

/s/ Amos Genish
Name:	Amos Genish
Title:	Diretor Presidente

/s/ Gustavo Pinto Gachineiro
Name:	Gustavo Pinto Gachineiro
Title:	Diretor Executivo

/s/ Bruno Mutzenbecher Gentil
Name:	Bruno Mutzenbecher Gentil
Title:	Diretor Vice Presidente Financeiro

(Signature Page 8/8 of Stock Purchase Agreement and Other Covenants dated September 18th, 2014, entered into by and among Vivendi S.A., Société D’Investissements et de Gestion 72 S.A., Société D’Investissements et de Gestion 108 SAS, Telefônica Brasil S.A., Telefónica S.A., GVT Participações S.A. and Global Village Telecom S.A.)

Witnesses:

/s/ Rafael Fernandes Carrer		/s/ Walter Manuel Da Costa
Name:	Rafael Fernandes Carrer	Name:	Walter Manuel Da Costa
ID:	CPF: 319.284.458-29 RG: B0402622-0 SSP/SP	ID:	RG: 27.G98.726.3 SSP/SP CPF: 167.926.882.15